2150 Kittredge St. Suite 450	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Berkshire Hathaway (BRK)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: 2150 Kittredge St. Suite 450, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Berkshire Hathaway (BRK)
Vote Yes: Item #3 – Shareholder Proposal on Board Assessment of Diversity and Inclusion Efforts

Annual Meeting: May 1, 2021

CONTACT: Meredith Benton, Benton@whistlestop.capital

THE RESOLUTION

Resolved: Shareholders request that Berkshire Hathaway Inc.’s holding companies annually publish reports assessing their diversity and inclusion efforts, at reasonable expense and excluding proprietary information. At a minimum the report should include:

•	the process that the Board follows for assessing the effectiveness of diversity, equity and inclusion programs,

•	the Board’s assessment of program effectiveness, as reflected in any goals, metrics, and trends related to its promotion, recruitment and retention of protected classes of employees.

Supporting statement: Investors seek quantitative, comparable data to understand the effectiveness of the Berkshire Hathaway companies’ diversity, equity, and inclusion programs.

SUMMARY

The resolution requests Berkshire Hathaway Inc. (“Berkshire”) to publish an annual report assessing the Company’s diversity, equity, and inclusion (DEI) efforts including the process that the Board follows for assessing the effectiveness of its diversity and inclusion programs as well as its assessment of program effectiveness as reflected in any goals, metrics, and trends related to its promotion, recruitment, and retention of protected classes of employees.

The resolution explains that investors are seeking quantitative, comparable data in order to understand the effectiveness of Berkshire’s diversity, equity, and inclusion programs. It cites concerns that the company’s extensive marketing related to diversity and inclusion may be considered “corporate puffery” by stakeholders if the company does not provide meaningful reporting on its workplace equity practices. The resolution also cites studies which show that significant barriers exist for diverse employees advancing within their careers, as well as studies which point to the corporate benefits of a diverse workforce.

2021 Proxy Memo Berkshire Communications | Shareholder Proposal on Board Assessment of Diversity and Inclusion Efforts

RATIONALE FOR A YES VOTE

1.	Companies benefit from diverse and inclusive workplaces
2.	Corporate policies that allow harassment and discrimination undermine business success
3.	Berkshire companies’ DEI reporting significantly lags peers
4.	Berkshire is reliant on diverse consumers and employees

DISCUSSION

1.	Companies benefit from Diverse and Inclusive Workplaces

Multiple data points indicate that companies with diverse teams offer better management, have stronger long-term growth prospects, and improved share value. These studies include:

●	BCG found that innovation revenue was 19 percent higher in companies with above-average leadership diversity. In addition, companies with above-average diversity had EBIT margins nine percentage points higher.[1]
●	Credit Suisse, in a study of over 3,000 companies, found that companies with women representing more than 20 percent of managers have had greater share price increases over the past decade than those companies with lower representations of women in management.[2]
●	A McKinsey study found that companies in the top quartile for gender diversity in corporate leadership had a 21 percent likelihood of outperforming bottom-quartile industry peers on profitability. Similarly, leaders in racial and ethnic diversity were 33 percent more likely to outperform peers on profitability.[3]
●	A 2019 study of the S&P 500 by the Wall Street Journal found that the 20 most diverse companies had an average annual five year stock return that was 5.8 percent higher than the 20 least-diverse companies.[4]
●	Stanford Graduate School of Business researchers found that share prices increased when companies reported better than anticipated gender diversity. This was particularly true when the company had better diversity than the industry leader.[5]

Given these benefits, investors are incentivized to ensure that the companies they hold are proactive and intentional in addressing their workplace diversity and inclusion programs. Berkshire’s lack of transparent diversity metrics undermines investors’ ability to assess and benchmark the company’s corporate commitment to a diverse and inclusive workplace.

_____________________________

1 https://www.bcg.com/en-us/publications/2018/how-diverse-leadership-teams-boost-innovation.aspx

2 https://www.americanbanker.com/diversity-&-inclusion-yields-strongest-returns

3 https://www.mckinsey.com/business-functions/organization/our-insights/delivering-through-diversity

4 https://www.wsj.com/articles/the-business-case-for-more-diversity-11572091200

5 https://www.bloomberg.com/news/articles/2019-09-17/when-companies-improve-their-diversity-stock-prices-get-a-boost)

2

2021 Proxy Memo Berkshire Communications | Shareholder Proposal on Board Assessment of Diversity and Inclusion Efforts

2.	Corporate Policies that Allow Harassment and Discrimination Undermine Business Success

Identified benefits of diverse teams include: access to top talent, better understanding of consumer preferences, a stronger mix of leadership skills, informed strategy discussions, and improved risk management. Diversity, and the different perspectives it encourages, has also been shown to encourage more creative and innovative workplace environments.6

In contrast, companies where harassment and discrimination exist may experience reduced employee morale and productivity, increased absenteeism, challenges in attracting talent and difficulties in retaining talent. Employees directly experiencing workplace discrimination are also more likely to experience anxiety and depression, potentially hindering their ability to contribute in the workplace.7 The implications of a non-inclusive workplace go beyond directly impacted employees; in a Deloitte study, 80 percent of surveyed full-time employees said that inclusion was an important factor in their employer choice. Seventy-two percent said that they would consider leaving an employer for a more inclusive work environment.8

3.	Berkshire Companies’ DEI Reporting Significantly Lags Peers

Berkshire is an outlier in the level of disclosure and transparency it provides to investors. Seventy percent of the S&P500 currently share diversity and inclusion data, at some level of detail. Only 22 percent of Berkshire companies do so.

Furthermore, 89 of the S&P 500, and 62 of the 100 largest S&P 500 companies by market cap release their consolidated EEO-1 forms, the best-practice standard for workforce composition disclosure. No Berkshire company currently releases this form. Employers must annually file their EEO-1 reports with the Equal Employment Opportunity Commission (EEOC). As such, the EEO-1 report is a standardized dataset that has already been collected by each Berkshire company.

In addition, no Berkshire companies release detail around their workforce inclusion data - recruitment, retention, and promotion rates of diverse employees - as other leading companies do. Below are examples of data that peers are disclosing:

-	More than 1 in 4 of the largest 100 companies in the S&P 500 release their recruitment rates of female employees. Almost 1 in 5 release their retention rates of female employees, and 1 in 10 release their recruitment rate of female employees.

-	Sixteen percent of the S&P500 release at least one recruitment statistic related to race or ethnicity. Within the 100 largest companies by market cap, 23 percent do so. Within the 100 largest employers, 23 percent do so.

-	Twenty-two percent of the S&P 500 release at least one retention statistic related to race or ethnicity. Within the 100 largest companies by market cap, 21 percent do so. Within the 100 largest employers, 23 percent do so.

-	Companies that release recruitment data by race and ethnicity include: Allstate, Apple, BlackRock, Norfolk Southern Corp and Oracle Corp; companies that release retention rates include: Alphabet, Edison International, Intel, PVH Corp and Twitter; Companies that release promotion rates include Consolidated Edison, Goldman Sachs, Progressive, Twitter and Walmart.

_____________________________

6 https://images.forbes.com/forbesinsights/StudyPDFs/Innovation_Through_Diversity.pdf

7 https://www.apa.org/news/press/releases/stress/2015/impact

8 https://www2.deloitte.com/us/en/pages/about-deloitte/articles/press-releases/inclusion-survey.html

3

2021 Proxy Memo Berkshire Communications | Shareholder Proposal on Board Assessment of Diversity and Inclusion Efforts

-	Fifteen percent of the S&P 500 have released a quantifiable goal related to their workplace diversity, equity and inclusion goals. Within the 100 largest companies by market cap, 22 percent do so. Within the 100 largest employers, 22 percent do so.

4.	Berkshire is Reliant on Diverse Consumers and Employees

Berkshire’s companies are reliant on successfully reaching the diverse American consumer: 13.4 percent of whom are Black, 18.5 percent of whom are Latinx, 5.9 percent of whom are Asian and 1.3 percent of whom are Native American.9 Berkshire currently provides no disclosure on the racial or ethnic diversity of its employees, at any level of the organization. Investors are unable to assess how effectively Berkshire companies are able to address a diverse marketplace.

Berkshire companies employ over 390,000 employees. Regardless of industry, the Berkshire companies need to be able to attract the best and the brightest. Across its companies, statements on the importance of diversity and inclusion were found on only 14 websites (22 percent of its companies). Only four of these companies provided even high-level statistics on workforce composition (6 percent). A lack of public discussion and a lack of public disclosure can be expected to undermine the confidence of existing and potential employees’ in Berkshire’s commitment to diversity and inclusion.

NOTES ON BERKSHIRE’S BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

In its statement in opposition to the resolution, the Board writes “Berkshire’s commitment to diversity, equity, and inclusion and the effectiveness of our companies’ related programs starts with our leaders.” However, the company has done little to illustrate that a commitment to diversity, equity and inclusion exists at any level of the organization – either at headquarters or at the majority of its companies.

The Board also states, in alignment with the request of the proposal, that DEI is “an important aspect of the success and long-term sustainability of companies.” We agree. Although investors in Berkshire are investing in dissimilar industries operating in multiple locations, human capital management remains a core need and responsibility, and must be managed intentionally.

CONCLUSION

Vote “Yes” on this Shareholder Proposal #3 seeking an annual report assessing the Company's diversity and inclusion efforts.

A “Yes” vote is warranted. The Board has released insufficient information to assure investors that it is providing effective oversight of diversity, equity, and inclusion programs at Berkshire companies.

--

_____________________________

9 https://www.census.gov/quickfacts/fact/table/US/PST045219

4

2021 Proxy Memo Berkshire Communications | Shareholder Proposal on Board Assessment of Diversity and Inclusion Efforts

For questions regarding Proposal 3 at Berkshire, please contact Meredith Benton, As You Sow Workplace Equity Program Manager and Principal at Whistle Stop Capital, benton@whistlestop.capital, (415) 384-9895.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

5